Exhibit 99.1

Kenon Holdings Reports Full Year 2017 Results and Additional Updates

Kenon continues to enhance shareholders’ value– New Qoros investor advanced full RMB6.63 billion investment amount;
Completion of Inkia transaction recording $397 million net gain; Cash distribution of $665 million; OPC demonstrates solid results

Singapore, April 2, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2017 and additional updates to its businesses.

Key Highlights

Inkia Sale and Cash Distribution

•
In December 2017, Inkia Energy Limited, a wholly-owned subsidiary of IC Power Ltd. completed the sale of its Latin American and Caribbean businesses to I Squared Capital, an infrastructure private equity firm, for total consideration of approximately $1,332 million, subject to final closing adjustments and including deferred consideration in the form of a four-year $175 million deferred payment obligation accruing 8% interest payable in kind.

•	As a result of the sale, Kenon’s 2017 results attributable to discontinued operations includes a net gain (after tax) on the sale of discontinued operations of $397 million.

•	In March 2018, Kenon made a cash distribution of $665 million, or $12.35 per share, to its shareholders.

OPC

•	OPC’s financial results for 2017:

•	OPC’s revenues in 2017 increased to $365 million, as compared to $324 million in 2016.

•	OPC’s net income in 2017 was $14 million, as compared to $20 million in 2016.

•	OPC’s EBITDA in 2017 was $86 million, as compared to $67 million in 2016.

•
In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet Energy, which is developing a natural gas-fired power station in Israel with a capacity of approximately 396 MW. The total consideration for the acquisition is estimated at approximately $23 million, subject to adjustments and milestones. Tzomet Energy still requires (among other requirements) a license from the Electricity Authority.

•	In December 2017, OPC-Rotem and OPC-Hadera signed agreements for the purchase of natural gas with Energean Israel Ltd. (“Energean”) for a period of fifteen years, subject to adjustments.

Qoros Third Party Investment

•
Qoros has confirmed that all remaining funds for the new investment in Qoros, totalling RMB6.63 billion ($1,052 million), have now been advanced by the new investor. In January 2018, Kenon announced that a China-based investor related to the Baoneng group (the “New Qoros Investor”) completed a transaction to purchase 51% of Qoros from Wuhu Chery and Kenon for RMB3.315 billion ($526 million), which is part of an investment structure to ultimately invest a total of approximately RMB6.63 billion by the New Qoros Investor. As a result, Kenon now has a 24% stake in Qoros.

•	In January 2018, Chery repaid Kenon RMB120 million (approximately $18 million) out of the total RMB244 million (approximately $38 million) previously advanced to Chery.

•
Qoros sold approximately 11,400 cars in the first quarter of 2018, an over 200% increase as compared to approximately 3,700 cars sold in the first quarter of 2017. A substantial number of such sales reflect purchase orders introduced by the New Qoros Investor.

Discussion of Results for the Year ended December 31, 2017

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC as well as results from discontinued operations of IC Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated April 2, 2018 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net income and summary operational information of each of OPC’s generation businesses.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements.

Summary Financial Information of OPC
	2017	2016
	($ millions)
Revenues	365	324
Cost of sales	266	251
Finance Expenses, net	33	20
Net income	14	20
EBITDA[1]	86	67

•
Revenues - Revenues increased by $41 million in 2017, as compared to 2016. As OPC’s revenues are denominated in NIS, translation of its revenues to US Dollars had a positive impact of $21 million. Excluding the impact of exchange rate fluctuations on the translation of OPC's revenues from NIS into US Dollars, revenues increased by $20 million, primarily as a result of (i) a $17 million increase due to the higher electricity tariffs in 2017 as compared to 2016 and increased volume of sales, and (ii) $3 million collected from customers for sales in prior periods, which payments had been delayed due to a delay in availability of relevant data;

•
Cost of sales - Cost of sales increased by $15 million in 2017, as compared to 2016. Translation of OPC’s cost of sales to US Dollars increased its cost of sales by $16 million. Excluding the impact of exchange rate fluctuations on the translation of OPC's cost of sales from NIS into US Dollars, cost of sales decreased by $1 million, primarily as a result of (i) a $9 million decrease in energy purchases due to the increased availability of the OPC-Rotem station (in 2016 the OPC-Rotem power plant incurred a scheduled major maintenance) and (ii) a $4 million decrease in gas costs, as the gas price is indexed to the US Dollar (this impact was partially offset by higher quantities of gas purchased in 2017). These effects were partially offset by a $11 million increase in payments to IEC due to the increase in infrastructure and system cost rates and $1 million in payments made to IEC in connection with payments made for prior periods which had been delayed due to a delay in availability of relevant data;

•
Financing Expenses, net - Financing expenses, net increased by approximately $13 million in 2017 as compared to 2016 primarily as a result of (i) a $6 million early payment (make-whole) fee incurred as a result of the early repayment in full of OPC’s mezzanine loan in May 2017, (ii) a $3 million increase in financing expenses relating to OPC’s August 2017 bond issuance (iii) a $3 million increase due to impact of exchange rate fluctuations, and (iv) a $1 million increase in expenses as a result of fluctuations in the CPI;

•
Net income - Net income decreased by $6 million in 2017 as compared to 2016. The decrease is primarily due to (i) a $15 million increase in cost of sales, (ii) a $3 million increase in selling, general and administrative expenses mainly due to a $2 million increase in payroll and directors fees and a one-off grant, and a $1 million increase in professional and legal fees, (iii) a $13 million increase in finance expenses, net, (iv) a $9 million increase in tax expenses, primarily as OPC’s income before tax from 2017 included losses for which OPC did not register a deferred tax asset, and decrease of corporate tax rate in 2016, which impacted OPC’s deferred taxes, and (v) a $2 million increase in depreciation and amortization due to an earlier than scheduled maintenance of OPC-Rotem plant, which increased fixed assets. These increases were partially offset by a $41 million increase in revenues; and

•	EBITDA - EBITDA increased by $19 million in 2017, as compared to 2016, primarily for the reasons specified above.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 2, 2017 for the definition of OPC’s EBITDA and a reconciliation to its total net income for the applicable period

Liquidity and Capital Resources

As of December 31, 2017, OPC had cash and cash equivalents of $147 million, deposits and restricted cash of $76 million, and consolidated indebtedness of $618 million, consisting of $30 million of short-term indebtedness and $588 million of long-term indebtedness.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $288 million) (including the original acquisition of OPC-Hadera).

Construction of the OPC-Hadera plant began in June 2016, and the plant is expected to commence commercial operations by the first half of 2019. As of December 31, 2017, OPC-Hadera had invested an aggregate of NIS 562 million (approximately $162 million) in the project and completed approximately 83% of the project.

Update on Tzomet Project

In April 2017, OPC entered into agreements (including an option agreement) for the acquisition of 95% of the shares of Tzomet Energy Ltd., which is developing a natural gas-fired power station in Israel with capacity of approximately 396 MW. In August 2017, the Israeli Electricity Authority (“EA”) received a letter from the Israel Concentration Committee stating that it believed that, for reasons of broad economy concentration (i.e. taking into account businesses owned by related entities of Kenon's controlling shareholder), OPC should not be granted a contingent license for the construction of the Tzomet facility. In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet Energy, although Tzomet still requires (among other requirements) a license from the EA. The total consideration for the acquisition is estimated at approximately $23 million, subject to certain adjustments, of which $3.65 million was paid in March 2018, an additional $3.65 million is expected to be paid in the second quarter of 2018, and the remaining consideration will be paid at financial closing of Tzomet project.

Agreement for Purchase of Natural Gas

In December 2017, OPC-Rotem and OPC-Hadera signed agreements for the purchase of natural gas with Energean. Pursuant to this agreement, OPC-Rotem and OPC-Hadera will purchase from Energean 5.3 billion m3 and 3.7 billion m3, respectively, of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. According to Energean’s public disclosure, the supply of gas is currently expected to commence in 2021, however there is no guarantee that the gas supply will be available by such date.

Qoros2

Updates Regarding Third Party Investment

In January 2018, Kenon announced that the New Qoros Investor completed a transaction to purchase 51% of Qoros from Kenon and Chery3 for RMB3.315 billion (approximately $526 million), which is part of an investment structure to invest a total of approximately RMB6.63 billion (approximately $1,052 million) by the New Qoros Investor of which RMB6.5 billion will ultimately be invested in Qoros’ equity. As a result, Kenon and Chery now have 24% and 25% stakes in Qoros, respectively. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($268 million) and Chery received total cash proceeds of RMB 1.625 billion ($258 million).

2 Convenience translations of RMB amounts into US Dollars use a rate of 6.3: 1, unless otherwise indicated.
3 For purposes of this section, any references to Kenon will be deemed to include Quantum (Kenon's wholly-owned subsidiary which owns Kenon's interest in Qoros) and any references to Chery will be deemed to include Wuhu Chery (the direct owner of Chery's interest in Qoros).

The investment agreement for the transaction provides that following the sale of equity interests, Qoros’ shareholders (including the New Qoros Investor) will invest a total of RMB6.5 billion in Qoros’ equity in proportion to their post-investment equity ownership. The New Qoros Investor has advanced their proportionate share totalling RMB3.315 billion directly to Qoros. As a result, all funds for the investment, totalling RMB6.63 billion, have now been advanced by the New Qoros Investor.

Kenon and Chery will use proceeds they received from the sale of their Qoros interests to fund their respective portions of the investment in Qoros, or to partially fund together with the conversion of existing shareholder loans. The transaction will not involve any new money invested from Kenon or Chery. In total, Kenon is required to invest RMB1.56 billion and as a result retained RMB130 million, which funds were paid to Ansonia as further detailed below.

The investment agreement provides for repayment of existing shareholder loans owing from Qoros in the principal amount of RMB944 million (approximately $150 million) to each of Kenon and Chery, in two equal tranches. Qoros has applied to the relevant authorities to complete a capital increase of RMB6.5 billion, including the conversion of these existing shareholder loans.  In connection with this process, the parties are in advanced discussions for Kenon and Chery to retain amounts equal to the amounts of these shareholder loans in the event they are converted to equity and therefore not be required to fund these amounts to Qoros, ultimately maintaining a substantially similar economic result. A portion of the loan repayments to Kenon or sale proceeds retained by Kenon will be applied to the repayment of shareholder loans from Ansonia, as discussed below.

Guarantee Obligations

As part of the investment, the New Qoros Investor will assume its pro rata share of the guarantees and equity pledges based on post-investment equity ownership in Qoros, which will be subject to further adjustment following any future changes in the equity ownership in Qoros (including as a result of the exercise of the put option or investment right by a shareholder under the investment agreement). The New Qoros Investor has assumed its proportionate obligations with respect to the RMB3 billion and RMB700 million loan facilities, and as a result, in January 2018, Chery repaid Kenon RMB120 million (approximately $18 million1) out of the total RMB244 million (approximately $39 million) previously advanced, and a significant portion of the Qoros equity pledged by Kenon to Chery was released. These repayments and releases of equity pledges were required under the terms of the advances, which provided for repayment of the advances and release of pledges to Chery upon a reduction of guarantee obligations of Chery, and the investment by the New Qoros Investor resulted in guarantee reductions for Chery requiring such repayment and releases from the pledge.  The New Qoros Investor is still in the process of assuming its proportionate obligations with respect to the RMB1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent.  Substantially all of Kenon's equity in Qoros is currently pledged.

Repayment of Loans to Ansonia

Kenon is party to loan agreements with Kenon’s major shareholder Ansonia, which were entered into in 2016 to provide loans to Kenon to fund Qoros. The total outstanding amount of the loans owing from Kenon to Ansonia was approximately $75 million (including interest) as of December 31, 2017.

Under the terms of these loan agreements, Kenon is required to use the proceeds from realizations of certain investments in Qoros and repayments of shareholder loans from Qoros to Kenon to repay the loans with Ansonia. Accordingly, $20 million in proceeds retained by Kenon from the sale of equity in Qoros to the New Qoros Investor was applied to the partial repayment of the Ansonia loans in January 2018, leaving a balance of approximately $55 million (linked to RMB proceeds received by Kenon) of loans owing to Ansonia. Amounts retained under the new investment, including a portion of any Qoros shareholder loan repayments or amounts retained by Kenon from the sale of its interest in Qoros to the New Qoros Investor, would similarly be required to be applied to the repayment of the Ansonia loans.

Kenon’s Put Option; the New Qoros Investor's Right to make Further Investments in Qoros

During the three-year period beginning from the closing of the investment, Kenon has the right to cause the New Qoros Investor to purchase up to 50% of its remaining equity interest in Qoros, following the related capital increase, for up to RMB1.56 billion (approximately $248 million), being the price for 50% of Kenon's remaining 24% interest in Qoros, subject to adjustments for inflation. From the third anniversary of the closing until April 2023, Kenon has the right to cause the New Qoros Investor to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB3.12 billion (approximately $495 million) (for Kenon's full 24% interest in Qoros), subject to adjustment for inflation. Another company within the Baoneng group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise.

4 Convenience translations of RMB amount into US Dollars in January 2018 of 6.5: 1.

For a detailed disclosure of the investment in Qoros, see Kenon's report on Form 6-K submitted to the SEC on January 8, 2018.

Business Updates

Car Sales

For the year ended December 31, 2017, Qoros sold approximately 15,000 cars, as compared to approximately 24,000 cars in 2016. Qoros sold approximately 11,400 cars in the first quarter of 2018, as compared to approximately 3,700 total cars sold in the first quarter of 2017, of which a substantial amount reflect purchase orders introduced by entities related to the New Qoros Investor.

ZIM

Discussion of ZIM’s Results for 2017

ZIM carried approximately 2,629 thousand TEUs in 2017, representing an 8% increase as compared to 2016, in which ZIM carried approximately 2,429 thousand TEUs. ZIM’s revenues increased by 17% in 2017 to approximately $3.0 billion, as compared to approximately $2.5 billion in 2016, due to the increase in carried quantities, as well as the increase in industry container freight rates. ZIM’s operating expenses and cost of services increased by 9% to approximately $2.6 billion, as compared to approximately $2.4 billion in 2016, primarily as a result of an increase in cargo handling expenses, as well as an increase in bunker prices.

Additional Kenon Updates

Sale of Inkia Businesses

On November 24, 2017, Kenon, through its subsidiaries Inkia and IC Power Distribution Holdings Pte. Ltd. ("ICPDH") entered into a share purchase agreement with Nautilus Inkia Holdings LLC which is an entity controlled by I Squared Capital, pursuant to which Inkia and ICPDH agreed to sell all of their interests in power generation and distribution companies in Latin America and the Caribbean (the “Inkia Businesses”) in consideration for $1,332 million, consisting of (i) $935 million cash proceeds paid by the buyer, (ii) retained cash at Inkia of $222 million, and (iii) $175 million, which was deferred in the form of a Deferred Payment Obligation bearing interest of 8% per annum, payable in kind. The buyer also assumed Inkia's obligations under Inkia's $600 million 5.875% Senior Unsecured Notes due 2027. The final purchase price is subject to certain adjustments, including adjustments for working capital, debt and cash at closing.

The consideration that Inkia received in the transaction is before estimated transaction costs, management compensation, advisor fees, other expenses and taxes, which are estimated to be in the aggregate approximately $263 million, of which $27 million comprises taxes to be paid upon payment of the $175 million Deferred Payment Obligation.

In January 2018, Kenon used a portion of the proceeds of the transaction to repay debt of IC Power ($43 million of net debt outstanding), and to repay its loan facility with Israel Corporation ($240 million including accrued interest, and $3 million withholding tax).

The net proceeds to Kenon after the repayment of certain debt, taxes and expenses amounted to $635 million.

Cash distribution

In March 2018, Kenon distributed $665 million to its shareholders as a return of capital resulting from a capital reduction.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2017, cash, gross debt, and net debt5 (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $62 million, $240 million and $178 million, respectively.

The net proceeds from the sale of the Inkia Businesses, after repayment of certain debt, taxes and expenses, amounted to $635 million, consisting of (i) $935 million cash received from the sale and (ii) $222 million retained cash at Inkia, minus (iii) $243 million repayment of the full outstanding loan from Israel Corporation Ltd. ($240 million paid to Israel Corporation, plus $3 million withholding tax), (iv) $43 million net debt full outstanding of IC Power, and (v) $236 million expenses related to the Inkia sale. An additional $27 million in taxes remains to be paid upon payment of the $175 million Deferred Payment Obligation.

In January 2018, Kenon received total cash proceeds of RMB1.69 billion ($268 million) from the New Qoros Investor from the sale of its Qoros interests, which Kenon will use to fund all or a portion of its required investment in Qoros and repayments to Ansonia. Furthermore, in January 2018, Kenon used $20 million from these proceeds towards partial repayment of loans to Ansonia. See the discussion above for a more detailed discussion of the third party investment in Qoros, and repayment of the Ansonia loans.

In January 2018, Chery repaid Kenon RMB120 million (approximately $18 million) out of the total RMB244 million (approximately $39 million) previously advanced by Kenon, and a significant portion of the Qoros equity pledged by Kenon to Chery was released prior to the transfer to the New Qoros Investor. See the discussion above for a more detailed discussion of the third party investment in Qoros with respect to Kenon’s Qoros guarantee obligations.

In March 2018, Kenon made a cash distribution of $665 million.

1 Kenon’s gross debt and net debt do not include Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness, discussed in Kenon's report on Form 6-K submitted to the SEC on January 8, 2018.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on April 10, 2018. Kenon's and OPC's managements will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:            3158-3851
US:                         1-866-229-7198
Israel:                     03-918-0691
UK:                         0-800-4048-418
International:        +65-3158-3851

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including expected installed capacity, cost, financing and timing of the completion, (ii) with respect to the sale of the Inkia Businesses, the final purchase price, use of proceeds, and expected expenses relating to the transaction including expected taxes,(iii) with respect to Qoros, statements with respect to the terms of the third party investment in Qoros by the New Qoros Investor, including statements with respect to proceeds from the sale of equity interests to the New Equity Investor retained by Kenon, assumption by the New Qoros Investor of its pro rata share of the guarantees and equity pledges, repayment of the shareholder loans to Ansonia and the advanced discussions by the parties for Kenon to retain proceeds from this sale in lieu of shareholder loan repayments, and (iv) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to license and other approvals required to proceed with the Tzomet project, (ii) with respect to the sale of the Inkia Businesses, the amount of final closing adjustments and expenses, including taxes, payable in connection with the transaction, (iii) with respect to Qoros, risks relating to the completion of the transactions contemplated by the investment agreement, including repayment of shareholder loans and the put option, and the outcome of discussions on the retention of proceeds by Kenon from its sale of equity in Qoros to the New Qoros Investor and (iv) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246